

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2009

By U.S. Mail and facsimile (703) 883-2511

Mr. Craig G. Blunden
Chairman, President and Chief Executive Officer
Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, California 92506

> **Re: Provident Financial Holdings, Inc.**
> **Form 10-K for fiscal year ended June 30, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **File Number 000-28304**

Dear Mr. Blunden:

We have completed our review of your Form 10-K for fiscal year ended June 30, 2009 and have no further comments at this time. Please contact me at (202) 551-3234 with any questions.

Sincerely,

Eric Envall